Exhibit 4.26

February 29, 2024

To: Craig Philip Davies and

Sarah Jane Davies-Broadhurst (the “Sellers”)

Connaught Road, Seaford, East Sussex

BN25 2PT, England

Re: Fort Products Ltd. (“Fort”)

Reference is made to that certain Securities Purchase Agreement, dated as of March 2, 2023 (the “SPA”), by and between Jeffs’ Brands Ltd (the “Company”) and the Sellers. Capitalized terms not defined herein shall have the meanings ascribed in the SPA.

Notwithstanding any other provision in the SPA, the Company has agreed with the Sellers as follows:

1.	Pursuant to Section 7.3 of the SPA, the Company paid the Sellers an amount of £426,401, which constitutes the Adjustment Amount. Following the payment of the Adjustment Amount, the Sellers requested to amend and to increase the Adjustment Amount by approximately £100,000 (the “Additional Adjustment Amount”).

2.	Though the Company is not obligated under the SPA to agree to such amendment, it nonetheless agrees to pay the Sellers the Additional Adjustment Amount. Accordingly, effective as of March 2, 2023, the Adjustment Amount under the SPA will be £526,401.

Notwithstanding any provision of the SPA to the contrary, to the extent that any provision of the SPA conflicts with the terms of this letter agreement, the terms of this letter agreement shall prevail.

Sincerely yours,

JEFFS’ BRANDS LTD

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Acknowledged and Confirmed:

/s/ Craig Philip Davies		/s/ Sarah Jane Davie Broadhurst
Craig Philip Davies		Sarah Jane Davie Broadhurst

Mezada 7, Bnei Brak Israel 5126112